UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E – 3/A

 Amendment No. 5

RULE 13e-3 TRANSACTION STATEMENT

 (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Alpine Air Express, Inc. Eugene R. Mallette
(Name of the Issuer and Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

02081R207

(CUSIP Number of Class of Securities)

Eugene R. Mallette
Chief Executive Officer
Alpine Air Express, Inc.
1177 Alpine Air Way
Provo, Utah 84601
(801) 373-1508
(Name, Address and Telephone Number of Persons Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. ☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e - 3(c) under the Securities Exchange Act of 1934.

b. ☐	The filing of a registration statement under the Securities Act of 1933.

c. ☐	A tender offer.

d. ☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:     ☒

	Calculation of Filing Fee
Transaction Valuation (1)		Amount of Filing Fee (2)
$143,366		$16.63

(1) Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of approximately 869,838 pre-split shares or 435 post-split shares of common stock for $143,366 or $0.16482 per share in cash in lieu of issuing fractional shares to holders of less than 2,000 shares of common stock after the proposed reverse/forward stock split.

(2) The filing fee is calculated in accordance with Rule 0-11(b) and Fee Rate Advisory #5 for Fiscal Year 2011.

☐

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0 - 11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

RULE 13e-3 TRANSACTION STATEMENT

EXPLANATORY STATEMENT

This Amendment No. 5 amends and the Rule 13e-3 Transaction Statement on Schedule 13E-3 initially filed on July 25, 2011 and amended by Amendment No. 1 filed on September 7, 2011, Amendment No, 2 filed on October 18, 2011, Amendment No. 3 filed on November 4, 2011 and Amendment No. 4 filed on November 29, 2011 (as amended, the “Schedule 13E-3”) and is being filed by Alpine Air Express, Inc., a Delaware corporation (the “Company”) and Eugene R. Mallette, in connection with a proposed transaction to deregister its shares of common stock, $0.001 par value per share (the “Common Stock”), under the federal securities laws. This Amendment No. 5 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 solely to report the results of the Rule 13e-3 transaction described below.

The Company has filed an amendment to its certificate of Incorporation (the “Amendment”) with the Secretary of State of the State of Delaware providing for a 1-for-2,000 reverse split (the “Reverse Split”) of Common Stock, followed by the purchase of all fractional shares resulting from such Reverse Split and then followed by a 2,000-for-1 forward split (the “Forward Split”). The Reverse Split, purchase of fractional shares and the Forward Split are referred to herein as the “Transaction.”  The Amendment will be effective on December 29, 2011. The Amendment was approved by the Company’s Board of Directors on July 23, 2011 and by stockholders holding the requisite number of shares of the Company’s common stock on December 9, 2011.  Upon effectiveness of the Reverse Split on December 29, 2011, stockholders holding fewer than 2,000 shares of Common Stock prior to the Reverse Split will become entitled to a cash payment equal to $0.164820 per share of Common Stock held by them, on a pre-split basis, without interest. Stockholders holding 2,000 or more shares of Common Stock prior to the Reverse Split will participate in the 2,000-for-1 Forward Split and therefore continued to hold the same number of shares immediately after the Forward Split as they did immediately before the Reverse Split.

Based on the information available to the Company as of the date hereof, the Transaction reduced the number of record holders of the Common Stock (as defined by Rule 12g5-1 of the Securities Exchange Act of 1934, as amended) to 74. The Company will file a Form 15 with the Securities and Exchange Commission (the “SEC”) to terminate registration of the Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and to suspend its reporting obligations under the Exchange Act. Upon the filing of the Form 15, the Company’s obligation to file periodic reports with the SEC, including annual reports on Form 10-K and quarterly reports on Form 10-Q, will be suspended.

SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ALPINE AIR EXPRESS, INC.

By:	/s/Eugene R. Mallette
Name: Eugene R. Mallette
Title: Chief Executive Officer

EUGENE R. MALLETTE

/s/ Eugene R. Mallette

Dated: December 28, 2011